

Folla Capital, LLC Exempt Offerings Agreement

This Agreement is between_____Koolbridge Solar_____ (the "*Issuer*") and Folla Capital, LLC, ("*Folla*") and is effective as of the last date signed below (the "*Agreement Effective Date*").

Overview

Folla is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Folla provides services to issuers conducting offerings of securities pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), including, but not limited to exemptions under Regulation D, Regulation A, and Regulation Crowdfunding as amended, as well as intrastate crowdfunding rules. In servicing this market, Folla has created and maintains proprietary tools and technology, negotiated third-party integrations, and has developed operational services, including limited customer service and compliance, to provide certain back-end tools and specific compliance services to issuers raising capital.

Issuer desires to conduct an exempt security offering to legally offer or sell securities, without registering with the Securities and Exchange Commission, using the services of Folla. Issuer intends to utilize one of the following exemptions *(see Attachment 1 "Overview of Exemptions")*:

1. Regulation A
   a. Tier 1
   b. Tier 2
2. Regulation D
   a. Rule 504
   b. Rule 506(b)
   c. Rule 506(c)
3. Regulation Crowdfunding
4. North Carolina Providing Access to Capital and Entrepreneurs and Small Business Act

Issuer recognizes the benefit of having Folla provide certain support services related to its offering.

Issuer desires to retain Folla and Folla desires to be retained by Issuer pursuant to the terms and conditions set forth in this Agreement.

Roles and Responsibilities

Folla will:

- Provide Issuer access to a business planning and financial projection tool;
- Provide access to a funding platform for the purpose of conducting the capital raise and providing ongoing reporting and investor maintenance requirements on an ongoing basis;
- Implement and configure the platform portal with standard branding and Issuer logos;
- Configure standard permissions for investor candidate, investor, Issuer, and administrative roles;
- Assist with all allowable marketing activities;
- Provide Issuer access to the Crowdfund Better Process™, including:
  o "The Crowdfunding Opportunity" Online Course;
  o The Crowdfunding Roadmap;
  o The Personal Network Outreach Program; and,
  o "Live Campaign" Accountability and Support.
- Provide Issuer SEC-compliant tools for tech-driven securities offerings, including;
  o Anti-Money Laundering (AML) Checks;
  o Payment Solutions;

- o Online Investing;
- o Escrow Software and Solutions;
- o Bad Actor Checks; and,
- o SEC EDGAR (Electronic Data Gathering, Analysis and Retrieval) filings and maintenance.
- Provide guidance and advice as allowed by SEC and FINRA regulations and guidelines to assist Issuer with the offering;
- Provide training as requested by the Issuer;
- Provide System Administration and support;
- Assist the issuer in the process of completing the required filings in accordance with applicable rules and regulations;
- Provide the portal content and support in English only.

Issuer will:

- Provide a primary point of contact to be responsible for:
  - o coordinating the inputs Folla needs from Issuer to set up and implement the portal; and
  - o verifying the portal site and confirming Folla has delivered as specified.
- Provide all documentation and information required by applicable rules and regulations and Folla;
- Select investors, at its sole and arbitrary discretion, to invest in the offering;
- Ensure the marketing and promotional activities Issuer engages in, as related to the offering, are in compliance with all SEC rules and regulatory guidance;
- Ensure investors understand they are making a "self-directed" decision, and obtain all data required to ascertain whether the investor is eligible to invest in the offering and the investment threshold, if applicable;
- Not provide investment advice to potential investors;
- Provide financial statements as required by the offering exemption utilized;
- Monitor and respond to discussion items and questions that potential investors and investors post/ask within the portal;
- Provide reporting as required;
- Communicate and work directly with the Escrow Agent to facilitate the transfer of funds;
- Immediately, but not later than within 24 hours, notify Folla of any notices, requests, complaints, or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the offering;
- Comply with state securities departments, and with other authorities as required for the Offering being conducted and the general business of Issuer; and
- Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the amount, sale of securities or success of an Offering.

Acknowledgment

By signing this agreement, Issuer acknowledges and accepts that compliance with applicable rules and regulations is the Issuer's sole responsibility. Folla's role is to provide the technical environment that is required and ensure it meets the requirements for operating as an intermediary. Compliance with the exemption requires disclosure of information and ongoing reporting and this responsibility and the accuracy of this information and content is solely the responsibility of the Issuer as well as timely issuing of reports as required by rule and to the Investors.

Licensing and Fee Schedule

Phase	Service	Fee Type	Total Fee
One	**Initial Setup**	***One-time fee*** **due upon execution of this contract**	**$1,000**
	Licensing and Hosting of the Offering	***Monthly fee*** **beginning 30 days from execution of contract and continuing through the Conclusion of the Offering.**	**$500**
Two	**Commission**	**Deducted from proceeds each time funds are distributed to Issuer from Escrow Agent**	<u>**8%**</u> **of actual dollar amount raised up to $1,000,000;** <u>**7%**</u> **of actual dollar amount raised between $1,000,000 and $2,000,000; and** <u>**6%**</u> **of actual dollar amount raised between $2,000,000 and $3,000,000 with credit given for monthly Licensing and Hosting of the Offering fees**
Three (Optional)	**Reporting, Compliance, and Investor Relations Maintenance**	***Monthly fee*** **beginning upon the Conclusion of the Offering and continuing until the security is extinguished or the contract is terminated.**	**$1,000**

Folla's fee schedule is intended to be "all-inclusive" and covers all the costs we feel are required to conduct a compliant offering; however, there may be costs associated with special circumstances of the Issuer that are not included in the above fee schedule, including additional legal fees, accounting fees or marketing costs. Those additional fees are in addition to the above referenced fees and will be the responsibility of the Issuer.

Fee Schedule Example

Amount Raised:	$ 3,000,000	Average Commission Rate:	7%		

Month	Activity	Upfront Initial Setup Fee	Monthly Services Fee	Commission	Billing
1	Campaign Prep	$1,000	$0	$0	Up Front
2	Campaign Prep	$0	$500	$0	Monthly starting in month 2
3	Campaign Start	$0	$500	$0	Monthly
4	Campaign	$0	$500	$0	Monthly
5	Campaign	$0	$500	$0	Monthly
6	Campaign	$0	$500	$0	Monthly
7	Campaign	$0	$500	$0	Monthly
8	Campaign	$0	$500	$0	Monthly
8	Commission			$210,000	Campaign closed based on actual amount raised
Total Fees		**$1,000**	**$3,500**	**$210,000**	
8	Credit - Monthly Service Fees			($3,500)	
8	Final billing - paid out of proceeds			$206,500	
Total fees: Initial Setup Monthly Final billing				**$211,000**	

Total Fees as % of Amount Raised	7.0%
Total Fees for Unsuccessful Raise	$4,500

Payment Terms

- Invoicing is on a payment-in-advance basis.
- Payments are due upon receipt.
- Any changes to the scope of services and associated fee adjustments will be mutually agreed upon between the Issuer and the Folla.
- All fees are in US dollars.

Termination

Either party can terminate this agreement with thirty (30) days advance written notice to the other party.

Travel Expenses

Travel expenses [including airfare, lodging, parking fees, meal costs, local transportation fees] incurred by Folla in conjunction with performing the services hereunder will be billed to Issuer as incurred if the Issuer requests that the Folla attend Issuer meetings that require travel by Folla employees. Issuer will approve all required travel before Folla incurs and bills travel expenses. Folla will adhere to Issuer travel policy as requested.

Public Relations/Marketing

Folla shall be allowed to make public announcements and issue any news releases containing references to this Agreement or the business relationship of Folla and the Issuer under this Agreement without the prior written consent of the Issuer. Any such communication shall comply with all applicable rules and regulations.



Additional Disclosures

Folla Does Not Provide Legal Advice. Issuer understands and acknowledges that Folla is not a law firm, does not practice law, does not render legal services, does not intend to hold itself out as a law firm, and any information provided to Issuer by Folla shall not be construed to be legal advice. Folla provides access to certain legal documents as part of its scope of services and these documents are prepared by an attorney duly licensed by the State of North Carolina. Generally, these legal documents are form documents only and cannot be modified by Issuer or Folla, unless Issuer chooses to consult with its own personal attorney with Issuer bearing that cost.

Folla Does Not Provide Investment Advice. Issuer understands and acknowledges that Folla is not an investment advisor, is not registered as an investment advisor and cannot or will not provide any services that make Folla look like a registered investment advisor. Further, Folla has no authority to act or pretend to act like a registered investment advisor. No information provided to Issuer by Folla shall be construed as investment advice. No services or advice Folla provides to Issuer constitutes a recommendation to buy, sell, or hold any security, portfolio of securities, transaction, or investment strategy. Folla does not provide investment advice of any kind and cannot or will not advise Issuer or an investor concerning the nature, potential, value or suitability of any security, portfolio of securities, transaction, investment strategy or any other matter. To the extent any of the information may be deemed to be investment advice, such information is impersonal and not tailored to the investment needs of any specific person.

Folla Does Not Provide Tax Advice. Issuer understands and acknowledges that Folla is not an accounting firm or tax advisor and does not provide financial or tax advice, including providing the documentation resulting from a financial audit or review should a financial audit or review be required, or any other services that may be construed as advice typically given by a Certified Public Accountant or tax advisor. To the extent that a financial audit or review is required by the rules and regulations, Issuer is responsible for providing that information at its own cost.

Folla Does Not Participate in the Selling Efforts. Folla is not participating in the selling effort for this offering. Issuer may, in its sole discretion, offer the opportunity to any broker-dealer(s) to participate in the syndicate and compensate them for selling, advisory, underwriting, and other services. This Agreement is otherwise non-exclusive and shall not be construed to prevent either party from engaging in any business activities.

Miscellaneous Terms

Use of Folla's Name and Logo. During the term of this Agreement, Issuer has the option to generally use Folla's name, logo and trademarks on its website and other marketing materials so long as the communication specifies that "securities are offered/sold through Folla, member FINRA and SIPC." The use of Folla's name, logo or trademarks cannot be used in a manner that implies the offering is endorsed, recommended, or vetted by Folla, or that Issuer or its agents are authorized to act as a securities agent or a representative of Folla.

Independent Contractor Relationship Between Folla and Issuer. It is agreed that Folla and Issuer are independent contractors for the business and services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and Folla have anything other than an arm's length and independent relationship. Both Folla and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes, or fees, as well as all costs associated with their businesses. Folla is not a fiduciary of the Issuer or its management or board of directors in regard to any of the services provided under this Agreement.

Indemnification. To the extent permitted by law, the Issuer will indemnify Folla and its affiliates, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this engagement letter, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment



(not subject to appeal) by a court of law to have resulted primarily and directly from Folla's willful misconduct or gross negligence in performing the services described herein.

Promptly after receipt by Folla of notice of any claim or the commencement of any action or proceeding with respect to which Folla is entitled to indemnity hereunder, Folla will notify the Issuer in writing of such claim or of the commencement of such action or proceeding, and the Issuer will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to Folla and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, Folla will be entitled to employ counsel separate from counsel for the Issuer and from any other party in such action if counsel for Folla reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Issuer and Folla . In such event, the reasonable fees, and disbursements of no more than one such separate counsel will be paid by the Issuer, in addition to local counsel. The Issuer will have the exclusive right to settle the claim or proceeding provided that the Issuer will not settle any such claim, action or proceeding without the prior written consent of Folla, which will not be unreasonably withheld.

The Issuer agrees to notify Folla promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

If for any reason the foregoing indemnity is unavailable to Folla or insufficient to hold Folla harmless, then the Issuer shall contribute to the amount paid or payable by Folla as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Issuer on the one hand and Folla on the other, but also the relative fault of the Issuer on the one hand and Folla on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages, and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, Folla's share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by Folla under this engagement letter.

Binding Arbitration, Applicable Law and Attorney's Fees: This Agreement is governed by and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of North Carolina, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the Financial Industry Regulatory Authority ("FINRA"). Each of the parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney's fees.

Address for Notices

If to Folla:	If to Issuer:
Folla Capital, LLC	Koolbridge Solar
Attn: Donald C. Seifert, Jr	Attn: Stephen Burnett
2002 Eastwood Road Suite 302	PO Box 1529
Wilmington, NC 28403	Wrightsville Beach, NC 28480

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have signed this Exempt Offerings Agreement as of the date indicated below.



Folla Capital, LLC

By: *Donald C. Seifert, Jr.*

Name: Donald C. Seifert, Jr.

Title: Partner

Date: 02 / 05 / 2021

By: *Stephen Burnett*

Name: Stephen Burnett

Title: Chairman

Date: 02 / 05 / 2021

Attachment 1
Overview of Exemptions

<u>Regulation A:</u> Regulation A is an exemption from registration for public offerings. Regulation A has two offering tiers: Tier 1, for offerings of up to $20 million in a 12-month period; and Tier 2, for offerings of up to $50 million in a 12-month period. For offerings of up to $20 million, companies can elect to proceed under the requirements for either Tier 1 or Tier 2.

There are certain basic requirements applicable to both Tier 1 and Tier 2 offerings, including company eligibility requirements, bad actor disqualification provisions, disclosure, and other matters. Additional requirements apply to Tier 2 offerings, including limitations on the amount of money a non-accredited investor may invest in a Tier 2 offering, requirements for audited financial statements and the filing of ongoing reports. Issuers in Tier 2 offerings are not required to register or qualify their offerings with state securities regulators.

<u>Regulation D Rule 504:</u> Rule 504 of Regulation D provides an exemption from the registration requirements of the federal securities laws for some companies when they offer and sell up to $5,000,000 of their securities in any 12-month period. Except in limited circumstances, purchasers of securities offered pursuant to Rule 504 receive "restricted" securities, meaning that the securities cannot be sold for at least six months or a year without registering them.

Companies that comply with the requirements of Rule 504 do not have to register their offering of securities with the SEC, but they must file what is known as a "Form D" electronically with the SEC after they first sell their securities. Form D is a brief notice that includes the names and addresses of the company's promoters, executive officers and directors, and some details about the offering, but contains little other information about the company. You can access the SEC's EDGAR database to determine whether the company has filed a Form D.

Even if a company takes advantage of an exemption from registration, a company should take care to provide sufficient information to investors to avoid violating the antifraud provisions of the securities laws. This means that any information a company provides to investors must be free from false or misleading statements. Similarly, a company should not exclude any information if the omission makes what is provided to investors false or misleading.

You should always check with your state securities regulator to see if it has more information about the company and the people behind it. Even if a company is not required to register its securities with the SEC, it may be required to register them with your state. Be sure to ask whether your state regulator has cleared the offering for sale in your state. You can get the address and telephone number for your state securities regulator by calling the North American Securities Administrators Association at (202) 737-0900 or by visiting its website.

<u>Regulation D Rule 506:</u> Rule 506 of Regulation D provides two distinct exemptions from registration for companies when they offer and sell securities. Companies relying on the Rule 506 exemptions can raise an unlimited amount of money.

Under Rule 506(b), a "safe harbor" under Section 4(a)(2) of the Securities Act, a company can be assured it is within the Section 4(a)(2) exemption by satisfying certain requirements, including the following:

- The company cannot use general solicitation or advertising to market the securities.
- The company may sell its securities to an unlimited number of "accredited investors" and up to 35 other purchasers. All non-accredited investors, either alone or with a purchaser representative, must be sophisticated - that is, they must have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment.
- Companies must decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the federal securities laws. This means that any information a company provides to investors must

be free from false or misleading statements. Similarly, a company should not exclude any information if the omission makes what is provided to investors false or misleading. Companies must give non-accredited investors disclosure documents that are generally the same as those used in Regulation A or registered offerings, including financial statements, which in some cases may need to be certified or audited by an accountant. If a company provides information to accredited investors, it must make this information available to non-accredited investors as well.

- The company must be available to answer questions by prospective purchasers.

Under Rule 506(c), a company can broadly solicit and generally advertise the offering and still be deemed to be in compliance with the exemption's requirements if:

- The investors in the offering are all accredited investors; and
- The company takes reasonable steps to verify that the investors are accredited investors, which could include reviewing documentation, such as W-2s, tax returns, bank and brokerage statements, credit reports and the like.

Purchasers of securities offered pursuant to Rule 506 receive "restricted" securities, meaning that the securities cannot be sold for at least six months or a year without registering them.

Companies that comply with the requirements of Rule 506(b) or (c) do not have to register their offering of securities with the SEC, but they must file what is known as a "Form D" electronically with the SEC after they first sell their securities. Form D is a brief notice that includes the names and addresses of the company's promoters, executive officers and directors, and some details about the offering, but contains little other information about the company. You can access the SEC's EDGAR database to determine whether the company has filed a Form D.

Be sure to ask whether your state regulator has received notice of the offering for sale in your state. You can get the address and telephone number for your state securities regulator by calling the North American Securities Administrators Association at (202) 737-0900 or by visiting its website.

Regulation Crowdfunding: Regulation Crowdfunding enables eligible companies to offer and sell securities through crowdfunding. The rules:

- require all transactions under Regulation Crowdfunding to take place online through an SEC-registered intermediary, either a broker-dealer or a funding portal
- permit a company to raise a maximum aggregate amount of $1,070,000 through crowdfunding offerings in a 12-month period
- limit the amount individual investors can invest across all crowdfunding offerings in a 12-month period and
- require disclosure of information in filings with the Commission and to investors and the intermediary facilitating the offering

Securities purchased in a crowdfunding transaction generally cannot be resold for one year. Regulation Crowdfunding offerings are subject to "bad actor" disqualification provisions.

North Carolina Providing Access to Capital and Entrepreneurs and Small Businesses Act (NC PACES): NC PACES is a North Carolina state law that enables small business and startups to use investment crowdfunding to raise money. The rules allow North Carolina companies to raise up to $2,000,000 by selling securities to North Carolina residents. Depending on the size of the offering some advertising may be permitted.

Overview of Exemptions

U. S. Securities and Exchange Commission
Division of Corporate Finance | Office of Small Business Policy

	Regulation A		Regulation D			Regulation CF
	Tier 1	Tier 2	Rule 504	Rule 506(b)	Rule 506(c)	
Offering Limit within a 12-month period	$20 million	$50 million	$5 million	None	None	$1.07 million
General Solicitation	Permitted; before qualification, testing the waters permitted before and after the offering statement is filed		Permitted in limited circumstances	No	Yes	Permitted with limits on advertising after Form C is filed. Offering must be conducted on an internet platform through a registered intermediary.
Issuer Requirements	US or Canadian issuers. Excludes blank-check and investment companies, issuers of certain securities, and certain companies with a Section 12(j) order. "Bad actor" disqualifications apply		Excludes blank-check and investment companies. "Bad actor" disqualifications apply	"Bad actor" disqualifications apply	"Bad actor" disqualifications apply	Excludes non-US, blank-check, reporting, and investment companies. "Bad actor" disqualifications apply
Investor Requirements	None	Non-accredited investors subject to investment limits	None	Unlimited accredited investors. Up to 35 sophisticated but non-accredited investors	Unlimited accredited investors. Issuer must take reasonable steps to verify that all purchasers are accredited investors	Investment limitations based on annual income and net worth
SEC Filing Requirements	Form 1-A, including two years of financial statements. Exit report	Form 1-A, including two years of audited financial statements. Annual, semi-annual, current, and exit reports	Form D	Form D. Additional information required for non-accredited investors	Form D	Form C, including two years of financial statements that are certified, reviewed or audited, as required. Progress and annual reports
Restrictions on Resales	No	No	Yes. Restricted securities except in limited circumstances	Yes. Restricted securities	Yes. Restricted securities	12-month resale limitations
Preemption of State Registration or Qualification	No	Yes	No	Yes	Yes	Yes

Overview of Exemptions

U. S. Securities and Exchange Commission
Division of Corporate Finance | Office of Small Business Policy

	Regulation A		Regulation D			Regulation CF
	Tier 1	Tier 2	Rule 504	Rule 506(b)	Rule 506(c)	
Offering Limit within a 12-month period	$20 million	$75 million	$10 million	None	None	$5 million
General Solicitation	Permitted; before qualification, testing the waters permitted before and after the offering statement is filed		Permitting in limited circumstances	No	Yes	Testing the waters permitted before Form C is filed. Permitted with limits on advertising after Form C is filed. Offering must be conducted on an internet platform through a registered intermediary.
Issuer Requirements	US or Canadian issuers. Excludes blank check companies, registered investment companies, business development companies, issuers of certain securities, certain issuers subject to a Section 12(j) order, and Regulation A and reporting issuers that have not filed certain reports. "Bad actor" disqualifications apply. No asset-backed securities		Excludes blank-check companies, Exchange Act reporting companies and investment companies. "Bad actor" disqualifications apply	"Bad actor" disqualifications apply	"Bad actor" disqualifications apply	Excludes non-US issuers, blank check companies, Exchange Act reporting companies, and investment companies. "Bad actor" disqualifications apply
Investor Requirements	None	Non-accredited investors are subject to investment limits based on the greater of annual income and net worth, unless securities will be listed on a national exchange	None	Unlimited accredited investors. Up to 35 sophisticated but non-accredited investors in a 90 day period	Unlimited accredited investors. Issuer must take reasonable steps to verify that all purchasers are accredited investors	No investment limits for accredited investors. Non-accredited investors are subject to investment limits based on the greater of annual income and net worth
SEC Filing Requirements	Form 1-A, including two years of financial statements. Exit report	Form 1-A, including two years of audited financial statements. Annual, semi-annual, current, and exit reports	Form D	Form D. Aligned disclosure requirements for non-accredited investors with Regulation A offerings	Form D	Form C, including two years of financial statements that are certified, reviewed or audited, as required. Progress and annual reports
Restrictions on Resales	No	No	Yes. Restricted securities except in limited circumstances	Yes. Restricted securities	Yes. Restricted securities	12-month resale limitations
Preemption of State Registration or Qualification	No	Yes	No	Yes	Yes	Yes

Doc ID: 7d94182bae35a93a1e4aaae4db2058d0d9d9e41a

TITLE	Folla Capital Contract
FILE NAME	Folla Capital Exe...dge Solar Inc.pdf
DOCUMENT ID	7d94182bae35a93a1e4aaae4db2058d0d9d9e41a
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History


SENT

02 / 05 / 2021
09:49:35 UTC-5

Sent for signature to Bill Griffin (wfgriff@aol.com) and
Donald C. Seifert, Jr. (cseifert@follacapital.com) from
cseifert@follacapital.com
IP: 66.57.227.154


VIEWED

02 / 05 / 2021
12:20:07 UTC-5

Viewed by Bill Griffin (wfgriff@aol.com)
IP: 173.93.40.114


SIGNED

02 / 05 / 2021
12:30:13 UTC-5

Signed by Bill Griffin (wfgriff@aol.com)
IP: 173.93.40.114


VIEWED

02 / 05 / 2021
12:48:19 UTC-5

Viewed by Donald C. Seifert, Jr. (cseifert@follacapital.com)
IP: 66.57.227.154


SIGNED

02 / 05 / 2021
12:48:41 UTC-5

Signed by Donald C. Seifert, Jr. (cseifert@follacapital.com)
IP: 66.57.227.154


COMPLETED

02 / 05 / 2021
12:48:41 UTC-5

The document has been completed.